Exhibit 21.1
SUBSIDIARIES OF DIGITALOCEAN HOLDINGS, INC.

Name	Jurisdiction
DigitalOcean, LLC	United States
DigitalOcean EU B.V.	Netherlands
DigitalOcean EU B.V. (German Branch)	Germany
DigitalOcean EU B.V. (French Branch)	France
Digital Ocean Canada, Inc.	Canada
Droplet Offshore Services Private Limited	India
DigitalOcean Droplet Limited	United Kingdom
DigitalOcean Australia Pty. Ltd.	Australia
ServerStack, Inc.	United States
DigitalOcean, LLC (German Branch)	Germany
Digital Ocean LLC UK PE (UK Branch)	United Kingdom
DigitalOcean, LLC (Canadian Branch)	Canada
DigitalOcean LLC (Dutch Branch)	Netherlands
Cloudways Ltd	Malta
Cloudways Platform (Private) Limited	Pakistan
SMBCloud Platform, Inc.	United States